Exhibit 99.1

Richmont Mines’ Exploration Drilling Continues to Intersect Significant
Gold Mineralization at Island Gold Both Laterally and at Depth and
Intersects 9.71 g/t Over 8.00 Metres at the Kremzar Mine Regional
Target

Deep Drilling Intersects 18.03 g/t over 5.70 metres;
Near-Mine Lateral Drilling Intersects 33.32 g/t over 2.60 metres and 9.99 g/t over 6.65 metres

TORONTO, Ontario, Canada, May 5, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is providing an update on the previously announced Island Gold exploration drilling program (Figure 1), which continues to demonstrate the significant potential of the cornerstone Island Gold Mine.

The exploration drilling program commenced in September 2015 and is now focused on three key priorities: 1) Testing the lateral continuity of the known deposit to potentially extend mine life above the 1,000 metre level; 2) following up on gold intersections down plunge that support the potential for an extension of the deposit between the 1,000 and 1,500 metre levels; and 3) testing high-priority regional gold targets elsewhere across the prospective Island Gold property.

“These positive results on the eastern extension along strike, directly adjacent to the main deposit area, could be incorporated into our near-term mine plan. We are also pleased to report significant intersections further east, approximately one kilometer from the main deposit that we will continue to explore.” stated Renaud Adams, President and CEO. He continued, “The deep directional drilling program continues to confirm the higher-grade, wider mineralized zones at depth below the 1,000 metre level. We are very encouraged that all of the holes successfully intercepted the mineralized structure and that the average grade and thickness continue to be consistent at depth.”

“We are very pleased with the positive drill intercepts from the eastern lateral exploration as they continue to indicate that the mine deposit remains open to the east.” stated Daniel Adam, Vice-President, Exploration. He continued, “The deep directional drilling program continues to intersect the main structure with the results to date confirming that the zone is still robust and open in all directions. Our broader exploration initiative across the property has given us some very interesting initial results below the old Kremzar mine, which will support additional drilling in this area. Our aggressive exploration initiatives are meeting with success and we are excited by the potential to identify additional resources along strike, at depth and elsewhere on the larger Island Gold Mine property.”

Highlights from the drilling program to date include:

Lateral Exploration (Figure 2)
Exploration drilling in 2015 discovered that the favourable Island Gold mineralized structure extends to the east of the main deposit area above the 1,000 metre level. The current drilling program successfully demonstrates the potential to increase the resource inventory to the east, as well as the potential for vertical extensions of the previously defined resource blocks in the Extension 1 and Extension 2 areas of the mine. The focus remains on further identifying the potential to extend the Phase 1 mine life in this area to the east, along strike of the main deposit and above the 1,000 metre level.

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The planned 56,000 metre lateral exploration program is expected to be completed in the second quarter, with approximately 46,800 metres completed to date. Drilling is being conducted from surface (9,500 metres) from the exploration drifts on the 450 and 620 metre levels (36,000 metres), from the 190 metre level (5,500 metres) and from the 340 metre level (5,000 metres). The program is expected to be completed in the second quarter.

Highlights include (all results are reported with estimated true width and high grade capped at 95 g/t gold):

  Hole 620-536-32: 11.14 g/t gold over 2.15 metres

  Hole 620-536-32: 11.14 g/t gold over 2.15 metres

  Hole 620-550-16: 6.22 g/t over 2.28 metres

  Hole 620-550-17: 6.35 g/t gold over 3.29 metres

  Hole 340-580-11: 8.07 g/t gold over 2.07 metres (parallel zone)

  Hole 340-580-11: 15.27 g/t gold over 1.64 metres

  Hole 340-588-01: 17.60 g/t gold over 1.79 metres (parallel zone)

  Hole 340-588-01: 9.99 g/t gold over 6.65 metres

  Hole 340-588-02: 8.37 g/t gold over 1.85 metres (parallel zone)

  Hole 340-588-03: 5.16 g/t gold over 6.93 metres (parallel zone)

  Hole 340-588-03: 11.36 g/t gold over 1.26 metres (parallel zone)

  Hole GD-590-02: 33.32 g/t gold over 2.60 metres

  Hole GD-630-01: 12.84 g/t gold over 0.98 metres

Due to the significantly favourable results from this recent drilling to the east, better access for drilling, and its proximity to the existing mining operations, drilling to test the potential extension to the west of the known Island Gold deposit will be deferred until a subsequent program.

Deep Directional Drilling (Figure 3)
The deep directional drilling program was designed to test the down plunge extension of the deposit between the 860 and 1,500 metre levels and to follow-up on a single deep hole from surface that intersected 19.87 g/t gold over 3.93 metres at a depth of 1,200 metres. The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for significant potential resource growth.

High grade gold values continue to be intersected, including 18.03 g/t gold over 5.70 metres, 14.71 g/t gold over 1.53 metres and 11.72 g/t gold over 4.80 metres, which increase our confidence of the interpreted high grade zone at depth. To date, approximately 16,000 metres (15 holes) of the planned 23,000 metres (30 holes) of drilling have been completed, including 3 pilot holes and 12 wedged holes. A fourth drill was added to support the advancement of the drilling program that will focus on targets to the west of the first dyke that marks the limit between the Main Zone and Extension 1 areas. As a result, a further 5,000 metres of drilling have been added to the program, which is expected to be completed in the third quarter.

All of the 15 holes completed to date intersected the main mineralized structure and 60% (9 holes of 15) intersected gold values greater than 4.0 g/t gold over estimated true widths greater than 4.0 metres. The equal weighted average of these 9 holes, considering grades and true width, is respectively 12.04 g/t gold over 5.06 metres.

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Highlights include (all results are reported with estimated true width and high grade capped at 95 g/t gold):

  Hole MH2A: 18.03 g/t gold over 5.70 metres

  Hole MH2A-1: 14.71 g/t gold over 1.53 metres

  Hole MH1-5: 11.72 g/t gold over 4.8 metres

  Hole MH3-5: 6.03 g/t gold over 7.07 metres

Regional Surface Exploration (Figure 4)
Drilling completed in the old Kremzar Mine area tested the extension of the previously mined mineralized zone at depth, with 2,655 metres of drilling (3 holes) completed to date. Results confirm the extension of the mineralized quartz veins at depth (Main zone and subsidiary zones) and a significant new gold zone of 9.71 g/t gold over 8.00 metres (core length) was intersected in hole KZ-16-02 at a vertical depth of about 600 metres.

Highlights include:

  Hole KZ-16-01: 36.97 g/t gold over 0.80 metres (core length, subsidiary vein, about 230 metres below the bottom of the ramp)

  Hole KZ-16-01: 27.05 g/t gold over 0.61 metres (core length, subsidiary vein, about 295 metres below the bottom of the ramp)

  Hole KZ-16-01: 6.49 g/t gold over 1.97 metres (core length, subsidiary vein, about 325 metres below the bottom of the ramp)

  Hole KZ-16-02: 9.71 g/t gold over 8.00 metres (core length, subsidiary vein, about 350 metres below the bottom of the ramp), including 20.76 g/t gold over 3.32 metres (core length)

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

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Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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LATERAL EXPLORATION
(East of Main Zone)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-531-33	309	252.41	255.80	2.24	2.17	2.17	C	790
620-536-32	351	264.00	267.50	2.15	11.14	11.14	C	809
620-543-19	150	109.50	112.25	2.41	2.53	2.53	E1E	572
620-543-20	180	152.14	155.00	2.77	4.80	4.80	E1E	630
620-543-21	201	167.28	169.96	2.45	2.48	2.48	E1E	643
620-543-22	220	-	-	-	NO SIGNIFICANT VALUE	-	-
620-543-23	222	180.13	183.14	2.71	0.70	0.70	E1E	671
620-550-12	174	120.19	123.84	3.45	1.46	1.46	E1E	572
620-550-13	330	202.45	205.50	2.63	2.04	2.04	E1E	690
620-550-14	300	180.00	184.07	3.71	1.60	1.60	E1E	635
620-550-15	375	296.71	300.50	2.36	2.52	2.52	E1E	819
620-550-16	330	272.70	276.00	2.28	6.22	6.22	E1E	778
620-550-17	201	132.71	136.40	3.29	6.35	6.35	E1E	591
620-556-01	315	278.14	281.27	2.15	3.92	3.92	E1E	790
340-580-10	684	580.38	582.63	0.94	0.64	0.64	X	815
340-580-11	534	270.20	271.60	0.78	13.43	13.43	X	528
		277.78	281.51	2.07	10.03	8.07	X	535
	including	278.38	278.68	0.17	119.42	95.00
		338.00	340.94	1.64	15.27	15.27	E1E	579
	including	339.30	339.70	0.22	77.25	77.25
340-580-12	225	145.36	150.14	3.89	1.21	1.21	E1E	394
340-588-01	597	277.65	280.85	1.79	17.60	17.60	X	528
		298.75	310.50	6.65	9.99	9.99	E1E	546
340-588-02	862	183.00	187.42	1.85	9.78	8.37	X	475
	including	183.64	183.94	0.13	115.75	95.00
		659.00	663.00	1.66	0.08	0.08	E1E	872
340-588-03	891	174.60	196.05	6.93	8.97	5.16	X	485
	including	175.32	175.63	0.10	49.27	49.27
	including	195.33	196.05	0.23	208.34	95.00
		357.55	361.50	1.26	11.36	11.36	X	640
	including	357.55	358.00	0.14	42.58	42.58
340-588-04	283	168.12	175.96	5.57	2.84	2.84	E1E	422
340-588-05	665	380.00	390.00	4.14	0.98	0.98	E1E	623
340-588-06	702	227.80	235.90	2.68	3.87	3.87	X	516
		385.10	391.40	2.12	1.38	1.38	E1E	648
340-588-07	378	251.66	261.66	5.34	5.91	4.39	E1E	480
	including	257.56	257.86	0.16	145.89	95.00
GD-590-02	909	744.32	748.77	2.60	58.65	33.32	E1E	697
	including	746	746.73	0.40	260.77	95.00
GD-620-02	930	783.25	790.84	4.14	1.02	1.02	E1E	720
GD-630-01	1053	823.00	824.70	0.98	12.84	12.84	X	755
	including	823.50	823.80	0.17	63.87	63.87
GD-630-03A	984	858.00	865.00	3.46	0.83	0.83	E1E	819

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DEEP DRILLING PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
MH1-2	1473	1,320.70	1,323.30	1.67	5.05	5.05	C	1,160
		1,437.66	1,448.87	7.27	1.22	1.22	E1E	1,260
MH1-5	1517	1,344.20	1,352.89	4.80	11.72	11.72	E1E	1,207
MH2A	1422	1,262.85	1,265.60	2.06	3.35	3.35	X	1,091
		1,270.17	1,277.80	5.70	24.70	18.03	E1E	1,098
	including	1,272.00	1,273.25	0.78	143.46	95.00
MH2A-1	1363	1,198.34	1,200.24	1.53	14.71	14.71	E1E	945
MH2A-2	1394	1,221.25	1,225.68	3.34	6.07	6.07	E1E	1,000
MH3-3	1504	1,358.74	1,366.26	3.71	2.64	2.64	E1E	1,241
MH3-4	1441	1,277.42	1,282.19	3.65	5.55	5.55	E1E	1,136
MH3-5	1500	1,331.00	1,342.55	7.07	6.03	6.03	E1E	1,223

KREMZAR DRILLING PROGRAM (REGIONAL)
Hole Number	Length (metres)	From (metres)	To (metres)	Core Length (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
KZ-16-01	817	453.50	459.90	6.40	0.49	0.49	MAIN	385
KZ-16-01		551.65	552.45	0.80	36.97	36.97	X	467
KZ-16-01		630.14	630.75	0.61	27.05	27.05	X	534
KZ-16-01		652.60	654.57	1.97	6.49	6.49	X	554
KZ-16-02	918	702.00	710.00	8.00	9.71	9.71	X	591
	including	704.5	707.82	3.32	20.76	20.76

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